EXHIBIT 3.2

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION OF
MAMMATECH CORPORATION

Pursuant to the provisions of Section 607.1006, Florida Statutes, Mammatech Corporation, a Florida corporation (the "Corporation"), adopts the following articles of amendment to its Articles of lncorporation, effective 12:01 am, September 15, 2011 ("the Effective Date"):

FIRST: The Articles of lncorporation of the Corporation are hereby amended as follows:

1. By amending Article 1 in its entirety to read as follows:

"ARTICLE 1. NAME. The Name of the Corporation shall be Dynamic Energy Alliance Corporation"

2. By amending Article IV in its entirety to read as follows:

"ARTICLE IV. CAPITAL STOCK.

A. The authorized, issued and outstanding shares of this Corporation's Common Stock, par value $0.0001 per share (the "Old Common Stock"), authorized, outstanding or held as treasury shares as of the open of business on the Effective Date, shall automatically and without any action on the part of the holders of the Old Common Stock, be forward split on a three (3) for one (1) basis, so that every one (1) share of the Old Common Stock shall be converted and reconstituted as "three" shares of new post forward split Common Stock, par value $0.0001 per share (the "New Common Stock")."

B. The total number of shares of capital stock which this Corporation shall have the authority to issue is Five Hundred Million Shares (500,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of Preferred Stock having a par value of $0.0001 per share, and Three Hundred Million (300,000,000) shares of Common Stock having a par value of $0.0001 per share."

C. The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof as are stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of this Corporation; and express authority is hereby granted to the Board of Directors of the Corporation to take such action. The authority of the Board of Directors with respect to each such series shall include, but not be limited to, the determination or fixing of the following:

(a)	The designation of such series.

(b)
The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividends shall be cumulative or noncumulative.

(c)	Whether the shares of such series shall be subject to redemption by the Corporation and, if made subject to such redemption, the times, prices, and other terms and conditions of such redemption.

(d)	Theterms and amount of any sinking fund provided for the purchase or redemption of the shares of such series.

(e)
Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange.

(f)	The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise.

(g)	The restrictions, if any, on the issue or reissue of any additional Common or Preferred Stock.

(h)	The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of the Corporation ("Liquidation Preferences").

D. Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, the holders of any such series and class of stock shall vote together and not as a separate class except as specifically provided by subsequent resolution or resolutions of the Board of Directors or as otherwise required by law. Subject to such restrictions as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Common or Preferred Stock, any amendment to the Articles of Incorporation which shall increase or decrease the authorized stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of the stock of the Corporation entitled to vote for the election of directors.

E. The Corporation may from time to time issue and dispose of any of the authorized and unissued shares of Common or Preferred Stock for such consideration not less than its par value, as may be fixed from time to time by the Board of Directors, without action by the stockholders. The Board of Directors may provide for payment therefore to be received by the Corporation in cash, property, or services. Any and all such shares of the Common or Preferred Stock of the Corporation the issuance of which has been so authorized, and for which consideration so fixed by the Board of Directors has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon."

SECOND: The amendment set forth in these Articles of Amendment was adopted on May 5, 2011 by the board of directors and approved on May 5, 2011 by a sufficient number of votes of the Corporation's shareholders.

THIRD: The amendment set forth in these Articles of Amendment shall be effective as of 12:01 a.m. on September 15, 2011.

IN WITNESS WHEREOF, the Corporation, by and through its undersigned officer thereunto duly authorized, has executed these Articles of Amendment this 29th day of August, 2011 and affirms that the statements made herein are true under the penalties of perjury.